October 7, 2016

VIA EDGAR

Mr. Terence O’Brien

Accounting Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

Washington D.C. 20549

Re: Sterling Construction Company, Inc.

Form 10-K for Fiscal Year Ended December 31, 2015

Filed March 14, 2016

Form 10-Q for Fiscal Quarter Ended June 30, 2016

Filed August 1, 2016

File No. 1-31993

Dear Mr. O’Brien:

This letter will respond to your letter dated September 15, 2016 conveying comments from the Staff of the Securities and Exchange Commission with respect to our annual report on Form 10-K for the fiscal year ended December 31, 2015 (the “2015 10-K”) and our interim report on Form 10-Q for the fiscal quarter ended June 30, 2016 (the “2016 Q2 10-Q”). For convenience, the Staff’s comments are set forth below in italics, followed by our response.

Form 10-K for Fiscal Year Ended December 31, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

Results of Operations, page 27

1.	We note that you mainly attribute the $48.6 million decrease to fiscal year 2015 revenues to “the downward percent-complete revisions made to certain projects in the first quarter of 2015…” Please provide us with a more detailed explanation of what you mean by downward percent-complete revisions and the specific facts and circumstances that led to the revisions. Please also tell us the amount of the revisions, the impact to gross profit and operating loss, and the quarters in which the revenues were originally recognized.

Response:

We acknowledge the Staff’s comment. In our 2015 10-K, we stated the 7.2% ($48.6 million) revenue “decrease is primarily attributable to the downward percent-complete revisions made to certain projects in the first quarter of 2015, largely related to construction projects in Texas, combined with the completion of certain large projects in Texas which were ongoing in 2014 and a $2.8 million out-of-period decrease in revenue…” Of the $48.6 million decrease, approximately $8.2 million related to the significant downward first quarter of 2015 percent-complete revisions on Texas projects, $37.6 million is the net decrease in revenues for the Company which largely related to the completion of large projects in Texas which were ongoing in 2014 and were replaced with smaller lower revenue projects in 2015 and lastly, the $2.8 million of out-of-period decrease in revenue which we discuss in our response to the Staff’s comment #2 below.

The Company records revenues based on the percentage-of-completion accounting method, measured by the ratio of costs incurred up to a given date to estimated total costs for each contract. A downward percent-complete revision occurs when an increase is made to our estimated total costs to complete based on our review of project performance. The effect of an increase in estimated total cost to complete while keeping actual costs incurred to date the same reduces the project’s percent completion and reduces revenue in the period. Revisions to costs and income are recognized in the period in which the revisions become known and are treated as changes in estimates. The nearer a contract progresses toward completion, the more clarity (fewer estimates) we have in refining our estimate of total revenues, costs and gross profit.

From time to time, and at a minimum of quarterly, we update our estimated total costs on all projects. During our first quarter of 2015 and through our first quarter close in late April of 2015, we analyzed and updated our estimated total costs on several historically challenging projects in Texas. Estimated total costs updates include an assessment of the cost remaining to complete a project at a detailed phase or line item level taking into consideration recent performance trends, negotiations with clients, weather conditions, workforce availability and productivity, among other things. As a result of the estimated total costs updates, we identified several projects in Texas where the total estimated costs to complete the project needed to be increased. This resulted in significant downward adjustments that affected estimated revenues and gross profit. The impact of the downward revision to revenue, gross profit and operating loss on these Texas projects was approximately $8.2 million. These projects were in a loss position whereby reductions to revenues, gross profit and operating loss were impacted by the same amounts. We believe these changes are in accordance with ASC 605-35-25-86 which states that, “Revisions in revenue, cost, and profit estimates or in measurements of the extent of progress toward completion are changes in accounting estimates as defined in Topic 250.” Revenues are recorded based on the percent-of-completion accounting method discussed above; therefore, revenue has been recorded during past quarters using this method since the inception of the affected projects. The majority of the affected projects began in 2013 and as of the fourth quarter of 2015, they were substantially complete.

2.	Please clarify whether the $2.8 million “out-of-period” decrease in revenue recognized in the first quarter of 2015 as a result of your first quarter review of projects is the correction of prior period errors. Please tell us (a) how this decrease in revenue differs from the “downward percent-complete revisions” also recognized during the first quarter of 2015; (b) how the $2.8 million impacted gross profit and operating loss; (c) the amounts that should have been recognized in prior periods by quarter; and (d) your materiality analysis in accordance with ASC 250-10-S99.

Response:

We acknowledge the Staff’s comment. The $2.8 million out-of-period decrease in revenue recognized in the first quarter of 2015 was the correction of an error. ASC 250-10-20 defines an error as the recognition, measurement, presentation, or disclosure in financial statements resulting from mathematical mistakes, mistakes in the application of generally accepted accounting principles (GAAP), or oversight or misuse of facts that existed at the time the financial statements were prepared. This differs from the change in estimated total cost to complete that resulted from new information obtained from our assessment of the present status and expected future benefits and obligations associated with our projects.

During our project review process, we discovered certain documentation that should have been taken into account in the fourth quarter of 2014 but was not and the appropriate adjustments should have been made at that time. These adjustments were not made until the oversight was discovered in the first quarter of 2015. The $2.8 million decrease in revenue decreased gross profit and operating loss by the same amount as these projects were in a loss position. We evaluated the effect of this adjustment on the Company’s financial statements based on SEC Staff Accounting Bulletin (“SAB”) No. 99 and SAB 108 or ASC 250-10-S99. The Company considered both the quantitative and qualitative factors related to this adjustment as required by this guidance.

In assessing the quantitative impact, the Company used both the iron curtain method and the rollover method and evaluated how the adjustment, under each method, affected the financial statements, financial statement line items and financial statement disclosures. The Company noted that the adjustment was significant as a percentage of net loss for the three months ended March 31, 2015, the three months ended December 31, 2014 and the twelve months ended December 31, 2014, respectively. However, it was considered insignificant as a percentage of revenues (i.e. less than 0.5% of revenue) for the twelve months ended December 31, 2014 and the expected 2015 fiscal year revenues. In accordance with ASC 250-10-45-27, we determined materiality for the purpose of reporting the correction of an error by relating the error to the estimated income, or revenues in our case, for the full fiscal year and also the effect on the trend of earnings. The Company determined that revenues was a better indicator of significance and importance to investors as earnings have historically been losses or at near breakeven levels. Furthermore, the adjustment did not change the direction of the earnings trend as we had a loss for the three periods mentioned above. The Company evaluated materiality and noted that this adjustment would likely not influence, or make a difference to, an investor when the financial statements are taken as a whole.

In assessing the qualitative impact, the Company took into account several factors including the following:

•	Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate;
o	The Company concluded that the proposed adjustment was not derived from items that relate to estimates.
•	Whether the misstatement masks a change in earnings or other trends;
o	The Company concluded that the adjustment does not mask a change in earnings or other trends. While the prior quarters in 2014 have been volatile, they show a trend of increasing losses, decreasing gross profits and earnings per share and the proposed adjustment would not mask any change in earnings or trends given that a loss would have resulted even if the proposed adjustment was made in the correct period.
•	Whether the misstatement hides a failure to meet analysts' consensus expectations for the enterprise;
o	The Company concluded that we would not have met analysts’ consensus expectation during the periods noted above even if the adjustment was recorded in the correct period.
•	Whether the misstatement changes a loss into income or vice versa;
o	The Company concluded that if the adjustment would have been recorded in the fourth quarter of 2014, the correct period, instead of recording it in the first quarter of 2015, the Company would have still had a loss in both the fourth quarter of 2014 and in the first quarter of 2015. Therefore, the adjustment does not change a loss into income or vice versa.
•	Whether the misstatement concerns a segment or other portion of the registrant's business that has been identified as playing a significant role in the registrant's operations or profitability;
o	The Company has only one segment and the Company concluded that the adjustment did not cause a significant loss to the segment’s operations or profitability.

•	Whether the misstatement affects the registrant's compliance with regulatory requirements;
o	The Company concluded that the adjustment did not have any regulatory implications outside of the normal considerations with respect to public company financial reporting requirements.
•	Whether the misstatement affects the registrant's compliance with loan covenants or other contractual requirements;
o	At December 31, 2014 the Company was not in compliance with its tangible net worth debt covenant. On March 12, 2015, the Company obtained a Waiver and Seventh Amendment to the Credit Agreement with our lender which accomplished, among other things, resetting the Company’s covenant calculations commencing on April 30, 2015. In addition, the Company was in the process of replacing the existing Credit Facility with long-term financing that has less restrictive covenants. Therefore, the Company concluded that the adjustment for the quarter did not negatively impact compliance with loan covenants or other contractual requirements.
•	Whether the misstatement has the effect of increasing management's compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation;
o	The Company concluded that the adjustment would not have caused a significant change in management's bonus awards based on the nature of the Company's incentive compensation plans which are based on earnings. Given that the Company had a loss for the 2014 fiscal year and for the first quarter of 2015, the 2014 bonuses were minimal and bonuses for the 2015 fiscal year were expected to be minimal as well. As such, the adjustment would not have significantly affected the bonuses paid in either period.
•	Whether the misstatement involves concealment of an unlawful transaction; and
o	The Company concluded that the adjustment did not involve the concealment of an unlawful transaction.
•	Other considerations.
o	The Company concluded that there were no other material items that should have been considered.

Based on our analysis of these factors for the twelve months ended December 31, 2014, the three months ended December 31, 2014 and the three months ended March 31, 2015, we concluded that the $2.8 million out-of-period decrease in revenue was immaterial to each of these period’s consolidated financial statements. Accordingly, the adjustment was recorded as a charge to our first quarter 2015 earnings. Together with the related disclosures, the impact of the adjustment was discussed in our first quarter 2015 10-Q filing.

Item 9A. Controls and Procedures, page 37

3.	We note that during the first quarter of fiscal year 2015 you identified a material weakness “related to the operation of [y]our processes and controls to review the status of [y]our construction projects (i.e., work-in-progress review) in terms of both job costs and revenues at [y]our Texas subsidiary.” Please help us understand how this material weakness differs from the material weakness originally identified during the fourth quarter of 2011 that was stated to have been remediated as of December 31, 2012 in your fiscal year 2012 Form 10-K. Further, the remediation improvements to your internal control over financial reporting completed during fiscal year 2012 seem similar to the remediation improvements completed during fiscal year 2015.

Response:

We acknowledge the Staff’s comment. We believe that the material weakness disclosed in the fourth quarter of 2011 and the first quarter of 2015 differ as the instance in 2011 related to untimely revisions to estimated revenues and costs driven by inadequate processes, tools and methodologies to make periodic revisions in estimates of total costs to complete on a timely basis. This was a systemic issue detected across the entire Company in 2011. The material weakness disclosed in the March 31, 2015 Form 10-Q related to the insufficient review of projects in Texas by Texas operations personnel and senior leadership which allowed certain costs which were known and should have been included in total estimated costs at the prior year end but were not. This issue was contained to a few projects at our Texas operating component only. We believe that the material weakness in 2011 was due to inadequate processes to reasonably estimate costs timely. The 2015 material weakness was due to human failure to properly review and consider available project cost information which resulted in an error. Consequently, the remediation of the 2011 material weakness focused on developing management tools to improve the estimating process and increase the oversight of that process, implementing processes designed to better identify risks for individual projects and improving the timeliness and content of reporting available to operations management; compared to the remediation of the first quarter of 2015 material weakness which focused on increasing the number of operations personnel with the appropriate training to ensure increased precision when conducting monthly project reviews and increased senior leadership review to provide for a more detailed evaluation of the work-in-progress for all on-going projects.

4.	Please expand your disclosure to include the statement required by Item 308(a)(4) of Regulation S-K.

Response:

We acknowledge the Staff’s comment. The Company will correct this oversight and will include a statement similar to the following, in accordance with Item 308(a)(4) of Regulation S-K, in future filings on Form 10-K: “Grant Thornton LLP, the independent registered public accounting firm that audited our consolidated financial statements included in this Annual Report on Form 10-K, has issued an attestation report on the effectiveness of the Company’s internal control over financial reporting as of December 31, XXXX, included in ‘Item 15. Exhibits and Financial Statement Schedules’ under the heading ‘Reports of the Company’s Independent Registered Public Accounting Firm’.”

Consolidated Statements of Operations, page F-4

5.	Please revise your presentation to reflect the deemed dividend related to the mandatorily redeemable noncontrolling interests in the presentation of net loss attributable to Sterling common stockholders in accordance with SAB Topic 6:B.

Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, on all future filings the Company will reflect the revaluation of noncontrolling interest in the presentation of net loss attributable to Sterling common stockholders on the face of the statement of operations in accordance with SAB Topic 6:B. The caption, “Revaluation of noncontrolling interest due to a new agreement or a put/call liability reflected in additional paid in capital or retained earnings, net of tax” and amounts of $(18,774), $0, and $(7,686) for the years ended 2015, 2014, and 2013, respectively, were added in the excerpt below and had already been included in Note 13 on page F-27 of the 2015 10-K to arrive at the basic and diluted net loss per share attributable to Sterling common stockholders in the Company’s 2015 Form 10-K. Therefore, this change in presentation on the face of the statement of operations would have no impact on the calculation of earnings per share as originally reported.

The excerpt of our consolidated statement of operations below has been revised to reflect the presentation that will be included for the periods presented in our future filings:

(Amounts in thousands, except share and per share data)	2015	2014	2013
Net loss attributable to Sterling common stockholders before noncontrolling interest revaluation	(20,402)	(9,781)	(73,929)
Revaluation of noncontrolling interest due to a new agreement or a put/call liability reflected in additional paid in capital or retained earnings, net of tax	(18,774)	--	(7,686)
Net loss attributable to Sterling common stockholders	$(39,176)	$(9,781)	$(81,615)
Net loss per share attributable to Sterling common stockholders:
Basic and diluted	$(2.02)	$(0.54)	$(4.91)
Weighted average number of common shares outstanding used in computing per share amounts:
Basic and diluted	19,375,213	18,063,466	16,635,179

1. Summary of Business and Significant Accounting Policies, page F-8

Revenue Recognition, page F-8

6.	Please expand your disclosure to include the amount of claims included within costs and estimated earnings in excess of billings for each period presented in accordance with ASC 910-310-50-1 and Article 5-02.3(c)(3) of Regulation S-X.

Response:

We acknowledge the Staff’s comment. The Company provided the following disclosure in its 2015 Form 10-K: “There were $1.6 million in costs and estimated earnings in excess of billings at December 31, 2015 and $3.5 million in costs and estimated earnings in excess of billing at December 31, 2014, for contract change orders not approved by the customer. In addition, the Company recorded $5.2 million in revenues related to claims during the year ended December 31, 2015, and did not record revenues related to claims during the years ended December 31, 2014 and 2013.” In future filings, when applicable, we will disclose the amount of claims included within costs and estimated earnings in excess of billings for each period presented ($5.2 million at December 31, 2015 and none for 2014 and 2013). The $1.6 million in costs and estimated earnings in excess of billings for contract change orders is primarily related to the timing of customer approvals, which occurred after year end, for change orders. This timing of change order approvals can be expected and is a normal part of our business. To further understand the nature of the $5.2 million recorded in revenues and included in costs and estimated earnings in excess of billings please see the Company’s response to the Staff’s comment # 8 below.

2. Acquisitions and Subsidiaries and Joint Ventures with Noncontrolling Owners’ Interest, page F-14

7.	We note that you are including the allocation of earnings to RHB and Myers within the liability for the mandatorily redeemable noncontrolling owners’ interest. Please confirm to us and expand your disclosures to clarify that all undistributed earnings at the time of the noncontrolling owners’ death or permanent disability are also mandatorily payable. Otherwise, please tell us how you determined inclusion as a liability in excess of the stated $20 million for each is appropriate including the specific reference to the authoritative literature that supports your accounting.

Response:

We acknowledge the Staff’s comment and confirm that all undistributed earnings at the time of the noncontrolling owners’ death or permanent disability are also mandatorily payable. In all future filings the Company will include the following statement, when applicable: “All undistributed earnings at the time of the noncontrolling owners’ death or permanent disability are also mandatorily payable.”

Form 10-Q for Fiscal Quarter Ended June 30, 2016

1. Business Summary and Significant Accounting Policies, page 8

Revenue Recognition, page 9

8.	We note your disclosure for the Texas project that was substantially completed in late 2014 that you are in the process of negotiating a claim. Please tell us why this claim was not disclosed within your 2015 10-K. Please also tell us (a) the nature of the claim, (b) when the claim was submitted to the customer, (c) the amount of revenues recognized related to this claim by reporting period, (d) how you determined that realization of the claim was probable from the time you first began recognizing revenue related to the claim through the present, (e) the amount included within costs and estimated earnings in excess of billings as of June 30, 2016, and (f) any additional information necessary to understand the risks to your consolidated financial statements for this claim. Please confirm to us that you assess your claims, individually and in the aggregate, in accordance with the guidance in ASC 450-20.

Response:

We acknowledge the Staff’s comment. In response to the Staff’s first question, the claim discussed above with an amount of $4.2 million was included in the $5.2 million disclosed in Note 1 to our 2015 10-K. In response to the Staff’s second question:

a)	The Company is proceeding with its contractual rights to recoup additional costs incurred from its customer on two related projects based on significant changes which resulted in significant delays and additional costs in completing the work. The increased costs included unanticipated escalations in materials and labor as well as costly re-sequencing of critical path work.
b)	Claim information has been provided to our customer and negotiations with the customer have been ongoing since 2015. If additional progress with an acceptable settlement is not reached, a formal legal claim is anticipated to be commenced in late 2016 or early 2017.
c)	The projects began December 2011 and were substantially completed in late 2014. The revenue from this customer was recognized and recorded throughout this period based on the percentage-of-completion accounting method. As negotiations to recoup the additional costs incurred slowed, the Company classified the identified amounts as a claim in 2015.
d–f)	Based upon our review of the provisions of our contract, specific costs incurred and other related evidence supporting the claim, together with the views of the Company’s outside claim consultants, we concluded that including the $4.2 million claim at December 31, 2015, and $8.1 million at June 30, 2016, was in accordance with ASC 605-35-25-31 and ASC 450-20.

In future filings, we will expand our disclosure to include the amount and nature of material claims to help readers understand the risk that claims present to our consolidated financial statements.

2. Cash and Cash Equivalents and Restricted Cash, page 11

9.	Please help us understand how the inclusion of the $14.9 million in cash and cash equivalents on the face of the consolidated balance sheet and consolidated statements of cash flows complies with the guidance in Article 5-02.1 of Regulation S-X, if the usage is restricted to the majority-owned joint venture.

Response:

We acknowledge the Staff’s comment. The $14.9 million in cash and cash equivalents is not included as restricted cash because the Company can direct the activity of the joint venture which includes directing the use of cash without legal restriction. In future filings, we will expand our disclosure regarding cash and cash equivalents to state, “Cash and cash equivalents include cash balances held by our wholly owned subsidiaries, as well as cash held by less than wholly owned subsidiaries and construction joint ventures that we consolidate. Joint venture cash balances are limited to joint venture activities and are not available for other projects, general cash needs or distribution to us without approval of the board of directors, or equivalent, of the respective joint ventures.”

In connection with our response to the Staff’s comments, we acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Unites States.

Should you have any further questions or comments regarding the foregoing, please contact me at (281) 214-0797.

Very truly yours,

/s/ Ronald A. Ballschmiede

Executive Vice President & Chief Financial Officer

(Principal Financial Officer and Principal Accounting Officer)